[Letterhead of Michaels]
H. Christopher Owings
Ellie Quarles
Howard M. Baik
Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, DC 20549
August 29, 2006
Michaels Stores, Inc.
Preliminary Proxy Statement on Schedule 14A, Filed August 1, 2006
File No. 1-09338
Dear Mr. Owings, Ms. Quarles and Mr. Baik:
          This letter is in response to the comment letter dated August 15, 2006, from Mr. H. Christopher Owings to Mr. Charles J. Wyly, Jr., Chairman of the Board of Directors of Michaels Stores, Inc. (the “Company”), regarding the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).
          We respectfully submit the following information and responses with respect to each comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the comment letter and follow with our own responses.
Opinion of JPMorgan, page 22
1. Please disclose as a dollar amount the aggregate amount of fees payable to each of your financial advisors. Also, please disclose the amount that is payable upon consummation of the merger. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.
In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 27 and 34 of the Proxy Statement.
The Merger Agreement, page 45
2. We note the disclosure in the introductory paragraph of this section stating that the merger agreement is “not intended to be a source of factual, business or operational information.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please make similar revisions to Annex A.
In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Proxy Statement. In addition, the Company conformed the disclosure on Annex A to the Proxy Statement to the revised disclosure on page 45 of the Proxy Statement.

3. We also note your disclosure in the introductory paragraph that the “representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.
In response to the Staff’s comment, the Company acknowledges its responsibility for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Proxy Statement not misleading.
* * * * *
          These responses will be reflected in a revised proxy statement to be filed by the Company.
          As requested in the comment letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to call me at (972) 409-1581 if you have any questions or comments.

Sincerely,

/s/ Jeffrey N. Boyer

Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.